Exhibit 99.1

Ameris Bancorp Announces Financial Results For First Quarter 2019

JACKSONVILLE, Fla., April 23, 2019 /PRNewswire/ -- Ameris Bancorp (Nasdaq: ABCB) (the "Company") today reported net income of $39.9 million, or $0.84 per diluted share, for the quarter ended March 31, 2019, compared with $26.7 million, or $0.70 per diluted share, for the quarter ended March 31, 2018. The Company reported adjusted net income of $42.6 million, or $0.90 per diluted share, for the quarter ended March 31, 2019, compared with $27.8 million, or $0.73 per diluted share, for the same period in 2018. Adjusted net income excludes after-tax merger and conversion charges, restructuring charges related to recently announced branch consolidations, loss on sale of bank premises and expenses related to Hurricane Michael.

Commenting on the Company's earnings, Dennis J. Zember Jr., the Company's President and Chief Executive Officer, said, "We started the year with solid growth in deposits and an impressive increase in net interest margin. Compared with the same quarter a year ago, we have held the line on operating expenses while we have grown revenues over 37%. Loan growth was not at the level we were budgeting, but our control of expenses and solid financial results within our lines of businesses almost made up the entire difference. Looking ahead, I see pipelines and unfunded commitments that should move loan balances higher in the coming quarter."

Highlights of the Company's results for the first quarter of 2019 include the following:

  Increase in tangible book value per share to $19.73, or a 16.7% increase, at March 31, 2019, compared with $16.90 at March 31, 2018
  Net interest margin expansion of 3 basis points to 3.95% against the same period in 2018, despite reduction in loans to deposits from 96.0% at March 31, 2018 to 86.5% at March 31, 2019
  Deposit growth over the last 12 months of $3.4 billion, which outpaced loan growth of $2.3 billion over the same period
  Increase of $2.7 million in noninterest income from mortgage banking activities to $13.8 million for the first quarter of 2019, compared with $11.1 million in the fourth quarter of 2018 and $11.9 million in the first quarter of 2018
  Reduction of 11 branch locations pursuant to our previously announced branch consolidation plan
  Adjusted return on average assets of 1.51%, compared with 1.44% in the first quarter of 2018
  Adjusted return on average tangible common equity of 18.82%, compared with 17.09% in the first quarter of 2018

Following is a summary of the adjustments between reported net income and adjusted net income:

Adjusted Net Income Reconciliation
	Three Months Ended
	March 31,
(dollars in thousands, except per share data)	2019	2018
Net income available to common shareholders	$39,905	$26,660

Adjustment items:
Merger and conversion charges	2,057	835
Restructuring charge	245	—
Financial impact of hurricanes	(89)	—
Loss on sale of premises	919	583
Tax effect of adjustment items	(450)	(298)
After-tax adjustment items	2,682	1,120
Adjusted net income	$42,587	$27,780

Reported net income per diluted share	$0.84	$0.70
Adjusted net income per diluted share	$0.90	$0.73

Reported return on average assets	1.42%	1.38%
Adjusted return on average assets	1.51%	1.44%

Reported return on average common equity	10.95%	12.73%
Adjusted return on average tangible common equity	18.82%	17.09%

Pending Acquisition
During the fourth quarter of 2018, the Company announced its intent to acquire Fidelity Southern Corporation ("Fidelity"), the parent company of Fidelity Bank, Atlanta, Georgia. Fidelity operates 70 full-service banking locations, 51 of which are located in Georgia and 19 of which are located in Florida. The acquisition will further expand the Company's existing Southeastern footprint in the attractive Atlanta market, where the Company will be the largest community bank by deposit share after the acquisition. The transaction is expected to close in the second quarter of 2019 and is subject to customary closing conditions, including receipt of regulatory approval and the approval of Fidelity and Ameris Bancorp shareholders.

Net Interest Income and Net Interest Margin
Net interest income on a tax-equivalent basis for the first quarter of 2019 totaled $99.4 million, compared with $100.6 million for the fourth quarter of 2018 and $69.8 million for first quarter of 2018. The Company's net interest margin, excluding the effects of accretion income, increased during the quarter to 3.83%, compared with 3.75% in the fourth quarter of 2018 and decreased slightly from 3.84% in the first quarter of 2018. The linked quarter increase was primarily attributable to an increase in the yield on loans, excluding purchased loans, of 32 basis points compared with the linked quarter.

The Company's net interest margin was 3.95% for the first quarter of 2019, up from 3.91% reported for the fourth quarter of 2018 and 3.92% reported for the first quarter of 2018. Accretion income for the first quarter of 2019 decreased to $2.9 million, compared with $4.1 million for the fourth quarter of 2018, and increased from $1.4 million reported for the first quarter of 2018. Yields on all loans, excluding the effect of accretion, increased to 5.22% during the first quarter of 2019, compared with 5.00% for the fourth quarter of 2018 and 4.75% during the first quarter of 2018. Loan production in the banking division during the first quarter of 2019 totaled $613.5 million, with weighted average yields of 5.78%, compared with $604.9 million and 5.74%, respectively, in the fourth quarter of 2018 and $365.0 million and 5.19%, respectively, in the first quarter of 2018. Loan production in the lines of business (including retail mortgage, warehouse lending, SBA and premium finance) amounted to an additional $1.9 billion during the first quarter of 2019, with weighted average yields of 5.47%, compared with $1.8 billion and 5.56%, respectively, during the fourth quarter of 2018 and $1.6 billion and 4.96%, respectively, during the first quarter of 2018.

Interest expense during the first quarter of 2019 increased to $25.5 million, compared with $23.2 million in the fourth quarter of 2018 and $10.7 million in the first quarter of 2018. The Company's total cost of funds moved 11 basis points higher to 1.05% in the first quarter of 2019, as compared with the fourth quarter of 2018. Deposit costs increased 13 basis points during the first quarter of 2019 to 0.92%, compared with 0.79% in the fourth quarter of 2018. Costs of interest-bearing deposits increased during the quarter from 1.09% in the fourth quarter of 2018 to 1.25% in the first quarter of 2019, with the material portion of the increase relating to NOW and MMDA accounts.

Noninterest Income
Noninterest income in the first quarter of 2019 was $30.8 million, an increase of $4.3 million, or 16.3%, compared with the same period in 2018, as a result of increased service charges and mortgage banking activity. Service charge revenue for the first quarter of 2019 increased $1.4 million, or 13.9%, compared with the same period in 2018 due to the Company's increased number of deposit accounts from organic growth and the acquisitions completed in 2018.

Revenue in the retail mortgage division totaled $20.0 million in the first quarter of 2019, an increase of $3.5 million, or 20.9%, compared with the same period in 2018. Total production was flat at $356.0 million for the first quarter of 2019 compared with the same period in 2018. Gain on sale spreads continued to improve in the first quarter of 2019, moving to 3.18% from 3.06% in the linked quarter and 2.62% for the first quarter of 2018. Net income for the Company's retail mortgage division was $6.9 million for the first quarter of 2019, compared with $4.0 million for the fourth quarter of 2018 and $4.7 million for the first quarter of 2018.

Profitability in the Company's warehouse lending division continued to improve as net income for the division was $2.2 million for the first quarter of 2019, compared with $2.0 million for the fourth quarter of 2018 and $1.6 million for the first quarter of 2018. The Company has experienced no losses in this division over the past two years.

Revenue in the SBA division increased to $2.8 million in the first quarter of 2019, compared with $2.4 million in the fourth quarter of 2018 and $2.3 million in the first quarter of 2018. Net income for the division increased over 20% from the fourth quarter of 2018 and over 97% from the first quarter of 2018 to $1.1 million in the first quarter of 2019.

Noninterest Expense
Noninterest expense decreased $385,000, or 0.5%, to $75.4 million during the first quarter of 2019, compared with $75.8 million for the fourth quarter of 2018. During the first quarter of 2019, the Company recorded $3.1 million of charges to earnings, the majority of which was related to merger and conversion activity and loss on sale of premises, compared with $4.9 million in the fourth quarter of 2018 that were mostly merger, executive retirement and hurricane related. Excluding these charges, adjusted expenses increased approximately $1.4 million, or 1.9%, to $72.3 million in the first quarter of 2019, from $70.9 million in the fourth quarter of 2018. The majority of this increase is attributable to $1.2 million in increased payroll taxes in the first quarter of 2019. The Company continues to focus on its operating efficiency ratio. The Company's adjusted efficiency ratio declined from 59.95% in the first quarter of 2018 to 55.12% in the first quarter of 2019, but was increased slightly from the 54.10% reported in the fourth quarter of 2018. The increased payroll taxes accounted for the majority of the increase in the efficiency ratio.

Income Tax Expense
The Company's effective tax rate for the first quarter of 2019 was 22.3%, compared with 13.9% in the fourth quarter of 2018. The reduced rate in the fourth quarter is a result of a large return to provision adjustment made when the Company filed its 2017 income tax returns in the fourth quarter of 2018. These factors, determined in the fourth quarter, impacted the overall expected tax rate for the year and the full impact was realized in the fourth quarter. Excluding this benefit, the Company's tax rate for the fourth quarter of 21.4% was more consistent with the year-to-date tax rate of 20.1%. The increased rate for the first quarter of 2019 was attributable to certain non-deductible merger and compensation expenses.

Balance Sheet Trends
Total assets at March 31, 2019 were $11.7 billion compared with $11.4 billion at December 31, 2018. Total loans, including loans held for sale, purchased loans and purchased loan pools, were $8.59 billion at March 31, 2019, compared with $8.62 billion at December 31, 2018. Although loan production was strong in the first quarter of 2019, net loan growth was negatively impacted by early pay downs and pay offs throughout the quarter. Loan production in the banking division during the first quarter of 2019 was slightly higher than the fourth quarter of 2018 and was 68% higher than the first quarter of 2018.

At March 31, 2019, total deposits amounted to $9.80 billion, or 97.6% of total funding, compared with $9.65 billion and 97.4%, respectively, at December 31, 2018. At March 31, 2019, noninterest-bearing deposit accounts were $2.75 billion, or 28.1% of total deposits, compared with $2.52 billion, or 26.1% of total deposits, at December 31, 2018. Non-rate sensitive deposits (including non-interest bearing, NOW and savings) totaled $4.71 billion at March 31, 2019, compared with $4.60 billion at December 31, 2018. These funds represented 48.0% of the Company's total deposits at March 31, 2019, compared with 47.6% at the end of 2018.

Stockholders' equity at March 31, 2019 totaled $1.50 billion, an increase of $39.2 million, or 2.7%, from December 31, 2018. The increase in stockholders' equity was primarily the result of earnings of $39.9 million during the first quarter of 2019. Tangible book value per share was $19.73 at March 31, 2019, up from $18.83 at December 31, 2018. Tangible common equity as a percentage of tangible assets was 8.46% at March 31, 2019, compared with 8.22% at the end of the 2018.

Credit Quality
Credit quality remains strong. During the first quarter of 2019, the Company recorded provision for loan loss expense of $3.4 million, compared with $3.7 million in the fourth quarter of 2018. Nonperforming assets as a percentage of total assets decreased by one basis point to 0.54% during the quarter. The net charge-off ratio for non-purchased loans was 27 basis points for the first quarter of 2019, compared with 21 basis points in the fourth quarter of 2018 and 14 basis points in the first quarter of 2018.

Conference Call
The Company will host a teleconference at 10:00 a.m. Eastern time today (April 23, 2019) to discuss the Company's results and answer appropriate questions. The conference call can be accessed by dialing 1-877-504-1190 (or 1-855-669-9657 for participants in Canada and 1-412-902-6630 for other international participants). The conference ID name is Ameris Bancorp ABCB. A replay of the call will be available one hour after the end of the conference call until May 7, 2019. To listen to the replay, dial 1-877-344-7529 (or 1-855-669-9658 for participants in Canada and 1-412-317-0088 for other international participants). The conference replay access code is 10130179. The conference call replay and the financial information discussed will also be available on the Investor Relations page of the Ameris Bank website at www.amerisbank.com.

About Ameris Bancorp
Ameris Bancorp is a bank holding company headquartered in Moultrie, Georgia. The Company's banking subsidiary, Ameris Bank, had 114 locations in Georgia, Alabama, northern Florida and South Carolina at the end of the most recent quarter.

This news release contains certain performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management of Ameris Bancorp (the "Company") uses these non-GAAP measures in its analysis of the Company's performance. These measures are useful when evaluating the underlying performance and efficiency of the Company's operations and balance sheet. The Company's management believes that these non-GAAP measures provide a greater understanding of ongoing operations, enhance comparability of results with prior periods and demonstrate the effects of significant gains and charges in the current period. The Company's management believes that investors may use these non-GAAP financial measures to evaluate the Company's financial performance without the impact of unusual items that may obscure trends in the Company's underlying performance. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

This news release contains forward-looking statements, as defined by federal securities laws, including, among other forward-looking statements, certain plans, expectations and goals, and including statements about the benefits of the proposed merger between the Company and Fidelity Southern Corporation ("Fidelity"). Words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, as well as similar expressions, are meant to identify forward-looking statements. The forward-looking statements in this news release are based on current expectations and are provided to assist in the understanding of potential future performance. Such forward-looking statements involve numerous assumptions, risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements, including, without limitation, the following: general competitive, economic, political and market conditions and fluctuations, including, without limitation, movements in interest rates; competitive pressures on product pricing and services; the ability of the Company and Fidelity to consummate the proposed merger or satisfy the conditions to the completion of the proposed merger, including, without limitation, the receipt of required shareholder and regulatory approvals, on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed merger; the businesses of the Company and Fidelity may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed merger may not be fully realized within the expected timeframes; disruption from the proposed merger may make it more difficult to maintain relationships with customers, employees or others; diversion of management time to merger-related issues; dilution caused by the Company's issuance of additional shares of its common stock in connection with the proposed merger; and the success and timing of other business strategies. For a discussion of some of the other risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to the Company's and Fidelity's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2018 and its subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Fidelity's Annual Report on Form 10-K for the year ended December 31, 2018 and its subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements speak only as of the date they are made, and neither the Company nor Fidelity undertakes any obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed merger of the Company with Fidelity, the Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration Statement No. 333-229626) and a joint proxy statement/prospectus and other relevant materials in connection with the transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission on its website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by the Company on its website at http://www.AmerisBank.com and by Fidelity on its website at www.FidelitySouthern.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of the Company and Fidelity are urged to read carefully the entire registration statement and joint proxy statement/prospectus because it contains important information about the proposed merger transaction. Free copies of this document may be obtained as described above.

Participants in the Merger Solicitation

The Company and Fidelity, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the Company's shareholders and Fidelity's shareholders in respect of the proposed merger transaction. Information regarding the directors and executive officers of the Company and Fidelity and other persons who may be deemed participants in the solicitation of the Company's shareholders and Fidelity's shareholders has been included in the joint proxy statement/prospectus for the Company's meeting of shareholders and Fidelity's meeting of shareholders, which was filed with the Securities and Exchange Commission on March 25, 2019. Information about the Company's directors and executive officers and their ownership of the Company's common stock can also be found in the Company's definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the Securities and Exchange Commission on April 1, 2019, and other documents subsequently filed by the Company with the Securities and Exchange Commission. Information about Fidelity's directors and executive officers and their ownership of Fidelity common stock can also be found in Fidelity's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 13, 2019, and other documents subsequently filed by Fidelity with the Securities and Exchange Commission.

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Financial Highlights	Table 1
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands except per share data)	2019	2018	2018	2018	2018

EARNINGS
Net income	$39,905	$43,536	$41,444	$9,387	$26,660
Adjusted net income	$42,587	$45,897	$43,292	$29,239	$27,780

COMMON SHARE DATA
Earnings per share available to common shareholders
Basic	$0.84	$0.92	$0.87	$0.24	$0.70
Diluted	$0.84	$0.91	$0.87	$0.24	$0.70
Adjusted diluted EPS	$0.90	$0.96	$0.91	$0.74	$0.73
Cash dividends per share	$0.10	$0.10	$0.10	$0.10	$0.10
Book value per share (period end)	$31.43	$30.66	$29.58	$28.87	$22.67
Tangible book value per share (period end)	$19.73	$18.83	$17.78	$17.12	$16.90
Weighted average number of shares
Basic	47,366,296	47,501,150	47,514,653	39,432,021	37,966,781
Diluted	47,456,314	47,593,252	47,685,334	39,709,503	38,250,122
Period end number of shares	47,585,309	47,499,941	47,496,966	47,518,662	38,327,081
Market data
High intraday price	$42.01	$47.25	$54.35	$58.10	$59.05
Low intraday price	$31.27	$29.97	$45.15	$50.20	$47.90
Period end closing price	$34.35	$31.67	$45.70	$53.35	$52.90
Average daily volume	387,800	375,773	382,622	253,413	235,964

PERFORMANCE RATIOS
Return on average assets	1.42%	1.53%	1.47%	0.44%	1.38%
Adjusted return on average assets	1.51%	1.61%	1.53%	1.38%	1.44%
Return on average common equity	10.95%	12.09%	11.78%	3.86%	12.73%
Adjusted return on average tangible common equity	18.82%	20.95%	20.50%	17.26%	17.09%
Earning asset yield (TE)	4.95%	4.81%	4.78%	4.66%	4.52%
Total cost of funds	1.05%	0.94%	0.90%	0.75%	0.63%
Net interest margin (TE)	3.95%	3.91%	3.92%	3.95%	3.92%
Noninterest income excluding securities transactions, as a percent of total revenue (TE)	19.59%	19.75%	19.77%	25.72%	24.71%
Efficiency ratio	57.95%	58.30%	56.00%	80.50%	62.04%
Adjusted efficiency ratio (TE)	55.12%	54.10%	54.42%	57.53%	59.95%

CAPITAL ADEQUACY (period end)
Shareholders' equity to assets	12.83%	12.73%	12.29%	12.26%	10.83%
Tangible common equity to tangible assets	8.46%	8.22%	7.77%	7.65%	8.30%

EQUITY TO ASSETS RECONCILIATION
Tangible common equity to tangible assets	8.46%	8.22%	7.77%	7.65%	8.30%
Effect of goodwill and other intangibles	4.37%	4.51%	4.52%	4.61%	2.53%
Equity to assets (GAAP)	12.83%	12.73%	12.29%	12.26%	10.83%

OTHER DATA (period end)
Full time equivalent employees
Banking Division	1,343	1,370	1,432	1,477	1,072
Retail Mortgage Division	328	332	317	308	290
Warehouse Lending Division	9	8	8	7	7
SBA Division	22	22	23	22	21
Premium Finance Division	64	72	67	68	67
Total Ameris Bancorp FTE headcount	1,766	1,804	1,847	1,882	1,457

Assets per Banking Division FTE	$8,679	$8,353	$7,981	$7,577	$7,484
Branch locations	114	125	125	126	97
Deposits per branch location	$85,973	$77,195	$73,451	$69,536	$66,455

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Income Statement	Table 2
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands except per share data)	2019	2018	2018	2018	2018

Interest income
Interest and fees on loans	$112,401	$111,749	$110,470	$82,723	$73,267
Interest on taxable securities	9,043	8,686	8,792	6,321	5,207
Interest on nontaxable securities	156	195	204	179	322
Interest on deposits in other banks	3,150	1,964	1,581	723	716
Interest on federal funds sold	179	155	72	—	—
Total interest income	124,929	122,749	121,119	89,946	79,512

Interest expense
Interest on deposits	21,684	18,858	15,630	7,794	6,772
Interest on other borrowings	3,850	4,337	6,451	6,153	3,939
Total interest expense	25,534	23,195	22,081	13,947	10,711

Net interest income	99,395	99,554	99,038	75,999	68,801
Provision for loan losses	3,408	3,661	2,095	9,110	1,801
Net interest income after provision for loan losses	95,987	95,893	96,943	66,889	67,000

Noninterest income
Service charges on deposits accounts	11,646	12,597	12,690	10,613	10,228
Mortgage banking activity	13,828	11,089	13,413	14,890	11,900
Other service charges, commissions and fees	768	810	777	697	719
Gain (loss) on securities	66	1	48	(123)	37
Other noninterest income	4,463	5,973	3,243	5,230	3,580
Total noninterest income	30,771	30,470	30,171	31,307	26,464

Noninterest expense
Salaries and employee benefits	38,370	38,982	38,446	39,776	32,089
Occupancy and equipment expenses	8,204	7,945	8,598	6,390	6,198
Data processing and telecommunications expenses	8,391	8,293	8,518	6,439	7,135
Credit resolution related expenses(1)	911	1,174	1,248	1,045	549
Advertising and marketing expenses	1,741	1,633	1,453	1,256	1,229
Amortization of intangible assets	3,132	3,650	2,676	2,252	934
Merger and conversion charges	2,057	997	276	18,391	835
Other noninterest expenses	12,619	13,136	11,138	10,837	10,129
Total noninterest expense	75,425	75,810	72,353	86,386	59,098

Income before income tax expense	51,333	50,553	54,761	11,810	34,366
Income tax expense	11,428	7,017	13,317	2,423	7,706
Net income	$39,905	$43,536	$41,444	$9,387	$26,660

Diluted earnings per common share	$0.84	$0.91	$0.87	$0.24	$0.70

(1) Includes expenses associated with problem loans and OREO, as well as OREO losses and writedowns.

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Period End Balance Sheet	Table 3
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2019	2018	2018	2018	2018

Assets
Cash and due from banks	$144,801	$172,036	$158,453	$151,539	$123,945
Federal funds sold and interest-bearing deposits in banks	712,199	507,491	470,804	273,170	210,930
Time deposits in other banks	7,371	10,812	11,558	11,558	—
Investment securities available for sale, at fair value	1,234,435	1,192,423	1,162,570	1,153,703	848,585
Other investments	15,157	14,455	35,929	44,769	32,227
Loans held for sale, at fair value	112,070	111,298	130,179	137,249	111,135

Loans	5,756,358	5,660,457	5,543,306	5,380,515	5,051,986
Purchased loans	2,472,271	2,588,832	2,711,460	2,812,510	818,587
Purchased loan pools	253,710	262,625	274,752	297,509	319,598
Loans, net of unearned income	8,482,339	8,511,914	8,529,518	8,490,534	6,190,171
Allowance for loan losses	(28,659)	(28,819)	(28,116)	(31,532)	(26,200)
Loans, net	8,453,680	8,483,095	8,501,402	8,459,002	6,163,971

Other real estate owned	6,014	7,218	9,375	8,003	9,171
Purchased other real estate owned	10,857	9,535	7,692	7,272	6,723
Total other real estate owned	16,871	16,753	17,067	15,275	15,894

Premises and equipment, net	167,437	145,410	145,885	144,484	116,381
Goodwill	501,308	503,434	505,604	504,764	208,513
Other intangible assets, net	55,557	58,689	54,729	53,561	12,562
Cash value of bank owned life insurance	104,597	104,096	103,588	103,059	80,007
Deferred income taxes, net	33,295	35,126	38,217	40,240	28,677
Other assets	97,497	88,397	93,009	98,324	70,001
Total assets	$11,656,275	$11,443,515	$11,428,994	$11,190,697	$8,022,828

Liabilities
Deposits
Noninterest-bearing	$2,753,173	$2,520,016	$2,333,992	$2,356,420	$1,867,900
Interest-bearing	7,047,702	7,129,297	6,847,371	6,405,173	4,578,265
Total deposits	9,800,875	9,649,313	9,181,363	8,761,593	6,446,165
Federal funds purchased and securities sold under agreements to repurchase	4,259	20,384	14,071	11,002	23,270
Other borrowings	151,454	151,774	656,831	862,136	555,535
Subordinated deferrable interest debentures	89,529	89,187	88,986	88,646	85,881
FDIC loss-share payable, net	18,834	19,487	18,740	18,716	9,255
Other liabilities	95,740	57,023	64,026	76,708	33,778
Total liabilities	10,160,691	9,987,168	10,024,017	9,818,801	7,153,884

Shareholders' Equity
Preferred stock	—	—	—	—	—
Common stock	49,126	49,015	49,012	49,012	39,820
Capital stock	1,053,190	1,051,584	1,050,752	1,049,283	559,040
Retained earnings	412,005	377,135	338,350	301,656	296,366
Accumulated other comprehensive income (loss), net of tax	(1,178)	(4,826)	(16,576)	(12,571)	(10,823)
Treasury stock	(17,559)	(16,561)	(16,561)	(15,484)	(15,459)
Total shareholders' equity	1,495,584	1,456,347	1,404,977	1,371,896	868,944
Total liabilities and shareholders' equity	$11,656,275	$11,443,515	$11,428,994	$11,190,697	$8,022,828

Other Data
Earning assets	$10,563,571	$10,348,393	$10,340,558	$10,110,983	$7,393,048
Intangible assets	556,865	562,123	560,333	558,325	221,075
Interest-bearing liabilities	7,292,944	7,390,642	7,607,259	7,366,957	5,242,951
Average assets	11,423,677	11,307,980	11,204,504	8,529,035	7,823,451
Average common shareholders' equity	1,478,462	1,428,341	1,395,479	974,494	849,346

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Asset Quality Information	Table 4
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2019	2018	2018	2018	2018

Allowance for Loan Losses
Balance at beginning of period	$28,819	$28,116	$31,532	$26,200	$25,791

Provision for loan losses	3,408	3,661	2,095	9,110	1,801

Charge-offs	5,379	4,430	8,112	5,717	2,872
Recoveries	1,811	1,472	2,601	1,939	1,480
Net charge-offs (recoveries)	3,568	2,958	5,511	3,778	1,392

Ending balance	$28,659	$28,819	$28,116	$31,532	$26,200

Net Charge-off Information

Charge-offs
Commercial, financial and agricultural	$2,004	$2,489	$6,121	$3,744	$1,449
Real estate - construction and development	25	7	265	20	—
Real estate - commercial and farmland	1,253	169	27	—	142
Real estate - residential	20	76	293	204	198
Consumer installment	1,893	1,465	923	839	962
Purchased loans	184	224	483	910	121
Purchased loan pools	—	—	—	—	—
Total charge-offs	5,379	4,430	8,112	5,717	2,872

Recoveries
Commercial, financial and agricultural	1,065	927	939	1,247	656
Real estate - construction and development	1	3	1	2	114
Real estate - commercial and farmland	4	7	134	11	24
Real estate - residential	104	91	44	29	182
Consumer installment	164	137	178	117	67
Purchased loans	473	307	1,305	533	437
Purchased loan pools	—	—	—	—	—
Total recoveries	1,811	1,472	2,601	1,939	1,480

Net charge-offs (recoveries)	$3,568	$2,958	$5,511	$3,778	$1,392

Non-Performing Assets
Nonaccrual loans (excluding purchased loans)	$17,633	$17,952	$15,986	$16,813	$14,420
Nonaccrual purchased loans	23,846	24,107	27,764	33,557	15,940
Nonaccrual purchased loan pools	400	—	4,696	2,197	—
Other real estate owned	6,014	7,218	9,375	8,003	9,171
Purchased other real estate owned	10,857	9,535	7,692	7,272	6,723
Accruing loans delinquent 90 days or more (excluding purchased loans)	3,676	4,222	2,863	7,421	2,497
Accruing purchased loans delinquent 90 days or more	—	—	—	—	—
Total non-performing assets	$62,426	$63,034	$68,376	$75,263	$48,751

Asset Quality Ratios
Non-performing assets as a percent of total assets	0.54%	0.55%	0.60%	0.67%	0.61%
Net charge-offs as a percent of average loans (annualized)	0.17%	0.14%	0.26%	0.23%	0.09%
Net charge-offs, excluding purchased loans as a percent of average loans (annualized)	0.27%	0.21%	0.44%	0.26%	0.14%

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Loan Information	Table 5
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2019	2018	2018	2018	2018

Loans by Type
Legacy loans
Commercial, financial and agricultural	$1,382,907	$1,316,359	$1,422,152	$1,446,857	$1,387,437
Real estate - construction and development	676,563	671,198	641,830	672,155	631,504
Real estate - commercial and farmland	1,894,937	1,814,529	1,804,265	1,640,411	1,636,654
Real estate - residential	1,365,482	1,403,000	1,275,201	1,245,370	1,080,028
Consumer installment	436,469	455,371	399,858	375,722	316,363
Total legacy loans	$5,756,358	$5,660,457	$5,543,306	$5,380,515	$5,051,986
Purchased loans
Commercial, financial and agricultural	$327,972	$372,686	$413,365	$397,517	$64,612
Real estate - construction and development	239,413	227,900	219,882	268,443	48,940
Real estate - commercial and farmland	1,280,515	1,337,859	1,399,174	1,428,490	465,870
Real estate - residential	597,735	623,199	649,352	679,205	236,453
Consumer installment	26,636	27,188	29,687	38,855	2,712
Total purchased loans	$2,472,271	$2,588,832	$2,711,460	$2,812,510	$818,587
Purchased loan pools
Real estate - residential	$253,710	$262,625	$274,752	$297,509	$319,598
Total purchased loan pools	$253,710	$262,625	$274,752	$297,509	$319,598
Total loan portfolio
Commercial, financial and agricultural	$1,710,879	$1,689,045	$1,835,517	$1,844,374	$1,452,049
Real estate - construction and development	915,976	899,098	861,712	940,598	680,444
Real estate - commercial and farmland	3,175,452	3,152,388	3,203,439	3,068,901	2,102,524
Real estate - residential	2,216,927	2,288,824	2,199,305	2,222,084	1,636,079
Consumer installment	463,105	482,559	429,545	414,577	319,075
Total loans	$8,482,339	$8,511,914	$8,529,518	$8,490,534	$6,190,171

Troubled Debt Restructurings (excluding purchased loans)
Accruing troubled debt restructurings
Commercial, financial and agricultural	$116	$256	$180	$38	$39
Real estate - construction and development	142	145	384	150	176
Real estate - commercial and farmland	2,954	2,863	3,817	4,531	4,606
Real estate - residential	8,240	6,043	6,558	6,299	6,547
Consumer installment	11	16	4	5	7
Total accruing troubled debt restructurings	$11,463	$9,323	$10,943	$11,023	$11,375
Nonaccrual troubled debt restructurings
Commercial, financial and agricultural	$138	$138	$208	$330	$224
Real estate - construction and development	2	2	6	30	7
Real estate - commercial and farmland	450	426	306	196	2,127
Real estate - residential	832	1,119	742	709	838
Consumer installment	63	69	92	102	93
Total nonaccrual troubled debt restructurings	$1,485	$1,754	$1,354	$1,367	$3,289
Total troubled debt restructurings (excluding purchased loans)	$12,948	$11,077	$12,297	$12,390	$14,664

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Loan Information (continued)	Table 5
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2019	2018	2018	2018	2018

Loans by Risk Grade
Legacy loans
Grade 1 - Prime credit	$540,646	$542,164	$550,020	$545,902	$557,625
Grade 2 - Strong credit	587,622	523,101	645,612	660,495	673,591
Grade 3 - Good credit	2,372,115	2,408,128	2,289,584	2,211,703	2,050,717
Grade 4 - Satisfactory credit	2,088,813	2,047,688	1,939,518	1,820,884	1,676,308
Grade 5 - Fair credit	87,785	59,054	40,041	52,069	17,499
Grade 6 - Other assets especially mentioned	32,949	35,118	41,125	38,150	39,795
Grade 7 - Substandard	46,428	45,204	37,406	51,305	36,444
Grade 8 - Doubtful	—	—	—	7	7
Grade 9 - Loss	—	—	—	—	—
Total legacy loans	$5,756,358	$5,660,457	$5,543,306	$5,380,515	$5,051,986
Purchased loans
Grade 1 - Prime credit	$80,682	$90,775	$54,840	$55,183	$3,808
Grade 2 - Strong credit	84,904	84,617	132,454	139,683	97,448
Grade 3 - Good credit	677,718	656,289	463,307	449,317	243,730
Grade 4 - Satisfactory credit	1,428,353	1,586,377	1,828,090	1,908,143	367,997
Grade 5 - Fair credit	90,391	63,613	133,653	135,281	20,012
Grade 6 - Other assets especially mentioned	38,599	30,448	35,676	45,095	33,705
Grade 7 - Substandard	71,618	76,713	63,440	79,808	51,887
Grade 8 - Doubtful	—	—	—	—	—
Grade 9 - Loss	6	—	—	—	—
Total purchased loans	$2,472,271	$2,588,832	$2,711,460	$2,812,510	$818,587
Purchased loan pools
Grade 3 - Good credit	$253,310	$262,625	$270,056	$295,312	$318,696
Grade 7 - Substandard	400	—	4,696	2,197	902
Total purchased loan pools	$253,710	$262,625	$274,752	$297,509	$319,598

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Average Balances	Table 6
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2019	2018	2018	2018	2018

Earning Assets
Federal funds sold	$31,291	$28,755	$15,074	$203	$9
Interest-bearing deposits in banks	467,379	373,068	283,604	151,332	147,481
Time deposits in other banks	10,221	10,961	11,557	254	—
Investment securities - taxable	1,186,896	1,138,981	1,117,517	839,772	777,310
Investment securities - nontaxable	24,136	29,962	31,641	26,626	48,455
Other investments	14,532	18,494	36,067	42,384	34,654
Loans held for sale	101,521	129,664	151,396	141,875	138,129
Loans	5,867,037	5,819,684	5,703,921	5,198,301	4,902,082
Purchased loans	2,359,280	2,402,610	2,499,393	1,107,184	842,509
Purchased loan pools	257,661	268,568	287,859	310,594	325,113
Total Earning Assets	$10,319,954	$10,220,747	$10,138,029	$7,818,525	$7,215,742

Deposits
Noninterest-bearing deposits	$2,545,043	$2,570,783	$2,320,851	$1,973,910	$1,780,738
NOW accounts	1,553,988	1,546,939	1,567,111	1,311,952	1,337,718
MMDA	2,677,015	2,590,194	2,440,086	1,950,601	1,970,571
Savings accounts	399,089	401,836	423,449	295,326	278,080
Retail CDs < $100,000	767,405	776,556	744,145	475,965	422,771
Retail CDs $100,000 and over	1,124,733	1,055,973	978,842	585,632	593,635
Brokered CDs	510,301	510,663	487,686	14,132	—
Total Deposits	9,577,574	9,452,944	8,962,170	6,607,518	6,383,513
Non-Deposit Funding
Federal funds purchased and securities sold under agreements to repurchase	15,879	14,670	12,529	14,762	20,909
FHLB advances	6,257	101,337	513,460	703,177	371,556
Other borrowings	145,473	145,494	145,513	86,302	75,553
Subordinated deferrable interest debentures	89,343	89,135	88,801	86,085	85,701
Total Non-Deposit Funding	256,952	350,636	760,303	890,326	553,719
Total Funding	$9,834,526	$9,803,580	$9,722,473	$7,497,844	$6,937,232

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Interest Income and Interest Expense (TE)					Table 7
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2019	2018	2018	2018	2018

Interest Income
Federal funds sold	$179	$155	$72	$—	$—
Interest-bearing deposits in banks	3,099	1,906	1,520	723	716
Time deposits in other banks	51	58	61	—	—
Investment securities - taxable	9,043	8,686	8,792	6,321	5,207
Investment securities - nontaxable (TE)	197	247	258	226	408
Loans held for sale	1,152	1,618	1,566	1,315	1,210
Loans (TE)	77,322	73,594	73,178	63,908	58,771
Purchased loans	33,011	35,413	34,692	16,130	11,762
Purchased loan pools	1,933	2,151	2,059	2,267	2,424
Total Earning Assets	$125,987	$123,828	$122,198	$90,890	$80,498

Accretion income (included above)	$2,883	$4,077	$3,656	$2,652	$1,444

Interest Expense
Deposits
Noninterest-bearing deposits	$—	$—	$—	$—	$—
NOW accounts	2,109	1,736	1,142	1,142	953
MMDA	9,047	7,991	5,885	3,953	3,526
Savings accounts	77	83	82	54	47
Retail CDs < $100,000	2,312	1,880	1,827	907	668
Retail CDs $100,000 and over	5,018	3,978	3,643	1,670	1,578
Brokered CDs	3,121	3,190	3,051	68	—
Total Deposits	21,684	18,858	15,630	7,794	6,772
Non-Deposit Funding
Federal funds purchased and securities sold under agreements to repurchase	11	5	4	5	9
FHLB advances	44	568	2,745	3,383	1,457
Other borrowings	2,227	2,222	2,180	1,320	1,134
Subordinated deferrable interest debentures	1,568	1,542	1,522	1,445	1,339
Total Non-Deposit Funding	3,850	4,337	6,451	6,153	3,939
Total Funding	$25,534	$23,195	$22,081	$13,947	$10,711

Net Interest Income (TE)	$100,453	$100,633	$100,117	$76,943	$69,787

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Yields(1)					Table 8
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
	2019	2018	2018	2018	2018

Earning Assets
Federal funds sold	2.32%	2.14%	1.89%	0.00%	0.00%
Interest-bearing deposits in banks	2.69%	2.03%	2.13%	1.92%	1.97%
Time deposits in other banks	2.02%	2.10%	2.09%	0.00%	0.00%
Investment securities - taxable	3.09%	3.03%	3.12%	3.02%	2.72%
Investment securities - nontaxable (TE)	3.31%	3.27%	3.24%	3.40%	3.41%
Loans held for sale	4.60%	4.95%	4.10%	3.72%	3.55%
Loans (TE)	5.34%	5.02%	5.09%	4.93%	4.86%
Purchased loans	5.67%	5.85%	5.51%	5.84%	5.66%
Purchased loan pools	3.04%	3.18%	2.84%	2.93%	3.02%
Total Earning Assets	4.95%	4.81%	4.78%	4.66%	4.52%

Deposits
Noninterest-bearing deposits	0.00%	0.00%	0.00%	0.00%	0.00%
NOW accounts	0.55%	0.45%	0.29%	0.35%	0.29%
MMDA	1.37%	1.22%	0.96%	0.81%	0.73%
Savings accounts	0.08%	0.08%	0.08%	0.07%	0.07%
Retail CDs < $100,000	1.22%	0.96%	0.97%	0.76%	0.64%
Retail CDs $100,000 and over	1.81%	1.49%	1.48%	1.14%	1.08%
Brokered CDs	2.48%	2.48%	2.48%	1.93%	0.00%
Total Deposits	0.92%	0.79%	0.69%	0.47%	0.43%
Non-Deposit Funding
Federal funds purchased and securities sold under agreements to repurchase	0.28%	0.14%	0.13%	0.14%	0.17%
FHLB advances	2.85%	2.22%	2.12%	1.93%	1.59%
Other borrowings	6.21%	6.06%	5.94%	6.13%	6.09%
Subordinated deferrable interest debentures	7.12%	6.86%	6.80%	6.73%	6.34%
Total Non-Deposit Funding	6.08%	4.91%	3.37%	2.77%	2.89%
Total Funding(2)	1.05%	0.94%	0.90%	0.75%	0.63%

Net Interest Spread	3.90%	3.87%	3.88%	3.91%	3.89%

Net Interest Margin(3)	3.95%	3.91%	3.92%	3.95%	3.92%

(1) Interest and average rates are calculated on a tax-equivalent basis using an effective tax rate of 21%.
(2) Rate calculated based on total average funding including noninterest-bearing deposits.
(3) Rate calculated based on average earning assets.

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Non-GAAP Reconciliations

Adjusted Net Income					Table 9A
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands except per share data)	2019	2018	2018	2018	2018
Net income available to common shareholders	$39,905	$43,536	$41,444	$9,387	$26,660

Adjustment items:
Merger and conversion charges	2,057	997	276	18,391	835
Executive retirement benefits	—	2,005	962	5,457	—
Restructuring charge	245	754	229	—	—
Financial impact of hurricanes	(89)	882	—	—	—
Loss on sale of premises	919	250	4	196	583
Tax effect of adjustment items (Note 1)	(450)	(810)	377	(4,192)	(298)
After tax adjustment items	2,682	4,078	1,848	19,852	1,120

Reduction in state tax expense accrued in prior year net of federal tax impact	—	(1,717)	—	—	—

Adjusted net income	$42,587	$45,897	$43,292	$29,239	$27,780

Weighted average number of shares - diluted	47,456,314	47,593,252	47,685,334	39,709,503	38,250,122
Net income per diluted share	$0.84	$0.91	$0.87	$0.24	$0.70
Adjusted net income per diluted share	$0.90	$0.96	$0.91	$0.74	$0.73

Average assets	$11,423,677	$11,307,980	$11,204,504	$8,529,035	$7,823,451
Return on average assets	1.42%	1.53%	1.47%	0.44%	1.38%
Adjusted return on average assets	1.51%	1.61%	1.53%	1.38%	1.44%

Average common equity	$1,478,462	$1,428,341	$1,395,479	$974,494	$849,346
Average tangible common equity	$917,876	$869,201	$837,914	$679,559	$659,096
Return on average common equity	10.95%	12.09%	11.78%	3.86%	12.73%
Adjusted return on average tangible common equity	18.82%	20.95%	20.50%	17.26%	17.09%

Note 1: A portion of the 2Q18, 3Q18, 4Q18 and 1Q19 merger and conversion charges and the 2Q18 executive retirement benefits are nondeductible for tax purposes.

Net Interest Margin Excluding Accretion and Yield on Total Loans Excluding Accretion					Table 9B
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2019	2018	2018	2018	2018
Total interest income (TE)	$125,987	$123,828	$122,198	$90,890	$80,498
Accretion income	2,883	4,077	3,656	2,652	1,444
Total interest income (TE) excluding accretion	123,104	119,751	118,542	88,238	79,054
Interest expense	25,534	23,195	22,081	13,947	10,711
Net interest income (TE) excluding accretion	$97,570	$96,556	$96,461	$74,291	$68,343

Yield on total loans (TE) excluding accretion	5.22%	5.00%	4.95%	4.81%	4.75%
Net interest margin (TE) excluding accretion	3.83%	3.75%	3.77%	3.81%	3.84%

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Non-GAAP Reconciliations (continued)

Adjusted Efficiency Ratio (TE)					Table 9C
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2019	2018	2018	2018	2018
Adjusted Noninterest Expense
Total noninterest expense	$75,425	$75,810	$72,353	$86,386	$59,098
Adjustment items:
Merger and conversion charges	(2,057)	(997)	(276)	(18,391)	(835)
Executive retirement benefits	—	(2,005)	(962)	(5,457)	—
Restructuring charge	(245)	(754)	(229)	—	—
Financial impact of hurricanes	89	(882)	—	—	—
Loss on sale of premises	(919)	(250)	(4)	(196)	(583)
Adjusted noninterest expense	$72,293	$70,922	$70,882	$62,342	$57,680

Total Revenue
Net interest income	$99,395	$99,554	$99,038	$75,999	$68,801
Noninterest income	30,771	30,470	30,171	31,307	26,464
Total revenue	$130,166	$130,024	$129,209	$107,306	$95,265

Adjusted Total Revenue
Net interest income (TE)	$100,453	$100,633	$100,117	$76,943	$69,787
Noninterest income	30,771	30,470	30,171	31,307	26,464
Total revenue (TE)	131,224	131,103	130,288	108,250	96,251
Adjustment items:
(Gain) loss on securities	(66)	(1)	(48)	123	(37)
Adjusted total revenue (TE)	$131,158	$131,102	$130,240	$108,373	$96,214

Efficiency ratio	57.95%	58.30%	56.00%	80.50%	62.04%
Adjusted efficiency ratio (TE)	55.12%	54.10%	54.42%	57.53%	59.95%

Tangible Book Value Per Share					Table 9D
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands except per share data)	2019	2018	2018	2018	2018
Total shareholders' equity	$1,495,584	$1,456,347	$1,404,977	$1,371,896	$868,944
Less:
Goodwill	501,308	503,434	505,604	504,764	208,513
Other intangibles, net	55,557	58,689	54,729	53,561	12,562
Total tangible shareholders' equity	$938,719	$894,224	$844,644	$813,571	$647,869

Period end number of shares	47,585,309	47,499,941	47,496,966	47,518,662	38,327,081
Book value per share (period end)	$31.43	$30.66	$29.58	$28.87	$22.67
Tangible book value per share (period end)	$19.73	$18.83	$17.78	$17.12	$16.90

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Segment Reporting					Table 10
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2019	2018	2018	2018	2018

Banking Division
Net interest income	$85,039	$84,399	$84,041	$61,759	$55,359
Provision for loan losses	2,058	1,603	1,229	766	888
Noninterest income	14,370	15,784	16,524	13,287	13,099
Noninterest expense
Salaries and employee benefits	27,932	25,882	26,120	26,646	22,068
Occupancy and equipment expenses	7,281	7,080	7,871	5,684	5,477
Data processing and telecommunications expenses	7,592	7,522	7,589	5,611	6,304
Other noninterest expenses	16,956	17,310	13,461	29,937	11,080
Total noninterest expense	59,761	57,794	55,041	67,878	44,929
Income before income tax expense	37,590	40,786	44,295	6,402	22,641
Income tax expense	8,775	5,493	11,156	1,716	5,242
Net income	$28,815	$35,293	$33,139	$4,686	$17,399

Retail Mortgage Division
Net interest income	$5,753	$7,873	$5,544	$5,046	$4,997
Provision for loan losses	136	(1)	122	246	217
Noninterest income	14,290	10,689	12,097	13,889	11,585
Noninterest expense
Salaries and employee benefits	8,207	10,802	10,061	10,864	7,742
Occupancy and equipment expenses	766	684	618	545	593
Data processing and telecommunications expenses	330	306	347	383	389
Other noninterest expenses	2,114	1,661	1,828	1,778	1,731
Total noninterest expense	11,417	13,453	12,854	13,570	10,455
Income before income tax expense	8,490	5,110	4,665	5,119	5,910
Income tax expense	1,613	1,073	943	1,075	1,244
Net income	$6,877	$4,037	$3,722	$4,044	$4,666

Warehouse Lending Division
Net interest income	$2,690	$2,438	$2,469	$2,326	$1,855
Provision for loan losses	—	—	—	—	—
Noninterest income	379	386	503	735	397
Noninterest expense
Salaries and employee benefits	161	145	136	128	138
Occupancy and equipment expenses	1	—	2	—	—
Data processing and telecommunications expenses	30	29	30	30	33
Other noninterest expenses	68	62	69	55	52
Total noninterest expense	260	236	237	213	223
Income before income tax expense	2,809	2,588	2,735	2,848	2,029
Income tax expense	590	544	574	598	426
Net income	$2,219	$2,044	$2,161	$2,250	$1,603

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Segment Reporting (continued)					Table 10
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2019	2018	2018	2018	2018

SBA Division
Net interest income	$1,086	$1,352	$1,459	$1,320	$924
Provision for loan losses	231	112	41	447	537
Noninterest income	1,730	1,094	1,045	1,349	1,370
Noninterest expense
Salaries and employee benefits	765	712	682	736	740
Occupancy and equipment expenses	59	63	58	55	58
Data processing and telecommunications expenses	2	—	1	9	9
Other noninterest expenses	349	401	210	290	236
Total noninterest expense	1,175	1,176	951	1,090	1,043
Income before income tax expense	1,410	1,158	1,512	1,132	714
Income tax expense	296	243	317	238	150
Net income	$1,114	$915	$1,195	$894	$564

Premium Finance Division
Net interest income	$4,827	$3,492	$5,525	$5,548	$5,666
Provision for loan losses	983	1,947	703	7,651	159
Noninterest income	2	2,517	2	2,047	13
Noninterest expense
Salaries and employee benefits	1,305	1,441	1,447	1,402	1,401
Occupancy and equipment expenses	97	118	49	106	70
Data processing and telecommunications expenses	437	436	551	406	400
Other noninterest expenses	973	1,156	1,223	1,721	577
Total noninterest expense	2,812	3,151	3,270	3,635	2,448
Income before income tax expense	1,034	911	1,554	(3,691)	3,072
Income tax expense	154	(336)	327	(1,204)	644
Net income	$880	$1,247	$1,227	$(2,487)	$2,428

Total Consolidated
Net interest income	$99,395	$99,554	$99,038	$75,999	$68,801
Provision for loan losses	3,408	3,661	2,095	9,110	1,801
Noninterest income	30,771	30,470	30,171	31,307	26,464
Noninterest expense
Salaries and employee benefits	38,370	38,982	38,446	39,776	32,089
Occupancy and equipment expenses	8,204	7,945	8,598	6,390	6,198
Data processing and telecommunications expenses	8,391	8,293	8,518	6,439	7,135
Other noninterest expenses	20,460	20,590	16,791	33,781	13,676
Total noninterest expense	75,425	75,810	72,353	86,386	59,098
Income before income tax expense	51,333	50,553	54,761	11,810	34,366
Income tax expense	11,428	7,017	13,317	2,423	7,706
Net income	$39,905	$43,536	$41,444	$9,387	$26,660

CONTACT: Nicole S. Stokes, Executive Vice President and CFO, (904) 486-7214